Exhibit 99.1

Brookfield Renewable Partners

PRESS RELEASE

All amounts in Canadian dollars unless otherwise noted

BROOKFIELD RENEWABLE ANNOUNCES RENEWAL OF NORMAL
COURSE ISSUER BID FOR PREFERRED SHARES

BROOKFIELD, News, June 21, 2016 – Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced that the Toronto Stock Exchange (the “TSX”) accepted a notice filed by Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) of its intention to renew its normal course issuer bid for its outstanding Class A Preference Shares (“Preferred Shares”). BRP Equity is a wholly-owned subsidiary of Brookfield Renewable. Brookfield Renewable believes that in the event that the Preferred Shares trade in a price range that does not fully reflect their value, the acquisition of Preferred Shares may represent an attractive use of available funds. There are currently five series of Preferred Shares outstanding.

 Under the normal course issuer bid, BRP Equity is authorized to repurchase a total of approximately 10% of the public float of each respective series of the Preferred Shares as follows:

Series	Ticker	Issued and outstanding shares[1]	Public float[1]	Average daily trading volume	Maximum number of shares subject to purchase[2]
					Total	Daily
Series 1	BRF.PR.A	5,449,675	5,448,875	6,860	544,887	1,715
Series 2	BRF.PR.B	4,510,389	4,510,389	2,558	451,038	1,000
Series 3	BRF.PR.C	9,961,399	9,961,399	8,976	996,139	2,244
Series 5	BRF.PR.E	7,000,000	4,114,504	6,250	411,450	1,562
Series 6	BRF.PR.F	7,000,000	7,000,000	5,185	700,000	1,296

1.	Calculated as at June 15, 2016.

2.	In accordance with TSX rules, any daily repurchases with respect to: (i) the Series 1, Series 3, Series 5 and Series 6 Preferred Shares would be limited to 25% of the average daily trading volume on the TSX of the respective series, and (ii) the Series 2 Preferred Shares would be limited to 1,000 Series 2 Preferred Shares.

Repurchases are authorized to commence on June 27, 2016 and will terminate on June 26, 2017, or earlier should BRP Equity complete its repurchases prior to such date.

 Under its current normal course issuer bid that commenced on June 26, 2015 and expires on June 25, 2016, BRP Equity purchased 32,036 Series 1 Preferred Shares, 7,900 Series 2 Preferred Shares, and 38,601 Series 3 Preferred Shares at weighted average prices of $17.87, $16.29 and $20.47 per Preferred Share, respectively. No Series 5 or Series 6 Preferred Shares were purchased by BRP Equity under the normal course issuer bid.

All purchases will be made through the facilities of the TSX, and all Preferred Shares acquired under the normal course issuer bid will be cancelled. Repurchases will be subject to compliance with applicable Canadian securities laws.

From time to time, when BRP Equity does not possess material non-public information about itself or its securities, it may enter into automatic purchase plans with its broker to allow for the purchase of Preferred Shares at times when BRP Equity ordinarily would not be active in the market due to its own internal trading blackout periods and insider trading rules. Any such plans entered into with BRP Equity’s broker will be adopted in accordance with the requirements of applicable Canadian securities laws.  The series of Preferred Shares subject to an automatic purchase plan may vary.  Outside of these periods, Preferred Shares will be repurchased in accordance with management’s discretion, subject to applicable law.

Brookfield Renewable Partners

Brookfield Renewable Partners operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric and wind facilities in North America, Latin America and Europe and totals more than 10,000 megawatts of installed capacity. Brookfield Renewable is listed on the New York and Toronto stock exchanges.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with US$240 billion of assets under management.

For more information, please contact:

Zev Korman
Senior Vice President, Investor Relations
Tel: (416) 359-1955
Email: zev.korman@brookfieldrenewable.com

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “should”, “could”, “potential”, “tend to”, “target” “future”, “growth”, “expect”, “believe”, “goal”, “plan”, derivatives thereof and other expressions which are predictions                                                                                                                                                                                                                                                                                                of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding Brookfield Renewable’s intention to purchase Preferred Shares under BRP Equity’s normal course issuer bid. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include economic conditions in the jurisdictions in which we operate; our ability to sell products and services under contract or into merchant energy markets; weather conditions and other factors which may impact generation levels at our facilities; changes to government regulations, including incentives for renewable energy; our ability to grow within our current markets or expand into new markets; our ability to complete development and capital projects on time and on budget; the state of capital markets and our ability to access equity and debt financing; the ability to effectively source, complete and integrate new acquisitions and to realize the benefits of such acquisitions; health, safety, security or environmental incidents; regulatory changes in the power markets in which we operate, including those relating to the regulation of our assets, licensing and litigation; risk relating to our internal control environment; our potential lack of control over our operations conducted through consortiums or where minority shareholders have interests in our investments; contract counterparties not fulfilling their obligations; and other risks associated with the construction, development and operation of power generating facilities. We caution that the foregoing list of important factors that may affect future results is not exhaustive.

The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any date subsequent to the date of this news release. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.